United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

PRESS RELEASE

Vale: payment to holders of mandatorily convertible notes
Rio de Janeiro, April 30, 2008 — Companhia Vale do Rio Doce (Vale) announces that the US dollar amount of the additional interest paid per series RIO note and per series RIO P note will be US$ 0.482323 and US$ 0.572453, respectively.
The additional interest on the mandatorily convertible notes due June 15, 2010 issued by Vale’s wholly-owned subsidiary (Vale Capital Ltd.) will be paid to noteholders listed on the records of the trustee, the Bank of New York, as of April 15, 2008 (record date). The Bank of New York will pay the noteholders on May 7, 2008.
Para mais informações, contactar:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
Esse comunicado pode incluir declarações que apresentem expectativas da Administração da Companhia sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras e não em fatos históricos envolvem vários riscos e incertezas. A Companhia não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relativos à economia brasileira e ao mercado de capitais, que apresentam volatilidade e podem ser afetados por desenvolvimento em outros países; relativos ao negócio de minério de ferro e sua dependência da indústria siderúrgica, que é cíclica por natureza, e relativo a grande competitividade em indústrias onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Companhia, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM e na U.S. Securities and Exchange Commission — SEC, inclusive o mais recente Relatório Anual — Form 20F da Vale.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 30, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations